                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-503-5804

                                                                                                                                                                      Frances_T_Han@vanguard.com

December 2, 2010

Mark Cowan, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Variable Insurance Funds

File No. 33-32216

Dear Mr. Cowan,

This letter responds to your comments of November 18, 2010 on the Post-Effective Amendment No. 51 of the above-referenced registrant that was filed on October 7, 2010 pursuant to Rule 485(a).

Comment 1:   Prospectus: Growth Portfolio – Annual Total Returns

Comment:       The fund name for the Growth Portfolio appears to be missing from the Average Annual Total Returns table.

Response:        We will revise the table in response to your comment.

Comment 2:   Prospectus: Fees and Expenses – Example

Comment:       Please disclose that the example does not reflect additional fees and expenses associated with the annuity or life insurance program through which you invest and that if such expenses were reflected, expenses would be higher.

Response:        The disclosure in the paragraph following the “Fees and Expenses” heading addresses your comment and applies to the entire “Fees and Expenses” section, which includes the example.  Accordingly, we do not plan to revise the disclosure.

Comment 3:   Prospectus: Annual Total Returns

Comment:       Where more than one index is used, please identify which one is the broad-based index and why the other(s) is/are included.  See Item (b)(2)(i) and Instruction 2(b) of Item 4.

Response:        The paragraph following the “Annual Total Returns” heading indicates whether indexes included in the table are considered to be a relevant market index, target index, composite index or other comparative index.  Additional disclosure for each such index is provided in the “Glossary of Investment Terms” at the back of the prospectus.

Mark Cowan, Esq.

December 2, 2010

Comment 4:   Prospectus: Investment Advisors

Comment:       Please disclose how the assets are assigned to each adviser (e.g., as a percentage of assets).

Response:        In the “Investment Advisors” section, for each Portfolio that uses a multimanager approach, we include a discussion of how assets are assigned to each advisor.  For example, for the Growth Portfolio, this discussion is included under the heading “Delaware Investments, Wellington Management Company LLP, and William Blair & Company, L.L.C.” on page 58.  Accordingly, we do not plan to revise the disclosure.

Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Frances T. Han

Associate Counsel